UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 11)1

Groupon, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

399473206

(CUSIP Number)

JAN BARTA

PALE FIRE CAPITAL SE

Zatecka 55/14

Josefov, 110 00 Prague 1

Czech Republic

+420 777-767-773

RYAN NEBEL

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 30, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 399473206

1	NAME OF REPORTING PERSON

PALE FIRE CAPITAL SICAV a.s.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CZECH REPUBLIC
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		6,716,966
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

6,716,966
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,716,966
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

21.9%
14	TYPE OF REPORTING PERSON

CO

2

CUSIP No. 399473206

1	NAME OF REPORTING PERSON

PALE FIRE CAPITAL SE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CZECH REPUBLIC
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		6,717,066
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

6,717,066
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,717,066
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

21.9%
14	TYPE OF REPORTING PERSON

OO, HC

3

CUSIP No. 399473206

1	NAME OF REPORTING PERSON

DUSAN SENKYPL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CZECH REPUBLIC
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		6,717,066
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

6,717,066
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,717,066
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

21.9%
14	TYPE OF REPORTING PERSON

IN, HC

4

CUSIP No. 399473206

1	NAME OF REPORTING PERSON

JAN BARTA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CZECH REPUBLIC
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		6,717,066
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

6,717,066
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,717,066
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

21.9%
14	TYPE OF REPORTING PERSON

IN, HC

5

CUSIP No. 399473206

The following constitutes Amendment No. 11 to the Schedule 13D filed by the undersigned (“Amendment No. 11”). This Amendment No. 11 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by PFC SICAV were purchased with working capital in private transactions pursuant to the Share Transfer Agreements (as defined in Item 4 of Amendment No. 10 to the Schedule 13D). The aggregate purchase price of the 6,716,966 Shares beneficially owned directly by PFC SICAV is approximately $48,899,512.

The Shares purchased by Pale Fire Capital were purchased with working capital. The aggregate purchase price of the 100 Shares beneficially owned directly by Pale Fire Capital is approximately $1,982, excluding brokerage commissions.

Mr. Senkypl has been awarded the following securities in his capacity as a director of the Issuer under the Issuer’s non-employee director compensation plan (i) 11,612 restricted stock units (“RSUs”), all of which vest on June 15, 2023, and (ii) 1,594 deferred stock units (“DSUs”), which represent a right to receive Shares (or, in the sole discretion of the Board following a change in control, cash, securities or a combination of cash and securities equal to the fair market value thereof) upon Mr. Senkypl’s termination of service as a director of the Issuer. In addition, as further explained in Item 6 below, in connection with Mr. Senkypl’s appointment as the Issuer’s Interim Chief Executive Officer, the Issuer granted Mr. Senkypl 3,500,000 nonqualified options.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On March 30, 2023, the Reporting Persons entered into an agreement (the “Agreement”) with the Issuer in connection with the Issuer’s appointment of Mr. Senkypl as Interim Chief Executive Officer and irrevocable nomination of Messrs. Senkypl and Barta for re-election as directors at the Issuer’s 2023 annual meeting of stockholders (the “2023 Annual Meeting”).

Pursuant to the Agreement, the Reporting Persons are subject to certain limited standstill restrictions from the date of the Agreement until the earlier to occur of (i) 45 days following the date on which Mr. Senkypl no longer serves as Interim or permanent Chief Executive Officer of the Issuer and (ii) 1 year from the date of the Agreement (such date, the “Termination Date”). The Agreement permits the Reporting Persons to vote their Shares in their sole discretion on all matters. Until the Termination Date, the Reporting Persons also agreed not to acquire beneficial ownership (as determined under Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) of more than 25% of the outstanding Shares; provided, that for purposes of the foregoing beneficial ownership limitation, any Shares (A) acquired or underlying the Option Award (as defined below), (B) acquired or underlying any award or grant from the Issuer with respect to service as a director or officer of the Issuer, or (C) underlying any cash-settled total return swap agreements referencing Shares, in each case acquired or owned by the Reporting Persons or their affiliates, are excluded from the calculation.

The foregoing description of the Agreement does not purport to be complete and is qualified in its entirety by reference to the Agreement, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

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CUSIP No. 399473206

Item 5.	Interest in Securities of the Issuer.

Items 5(a) and (c) are hereby amended and restated to read as follows:

(a)       The aggregate percentage of Shares reported owned by each person named herein is based upon 30,707,303 Shares outstanding as of March 13, 2023, which is the total number of Shares outstanding as reported in the Issuer’s annual report on Form 10-K filed with the Securities and Exchange Commission on March 16, 2023.

As of the date hereof, PFC SICAV directly beneficially owned 6,716,966 Shares, constituting approximately 21.9% of the Shares outstanding.

As of the date hereof, Pale Fire Capital directly beneficially owned 100 Shares, constituting less than 1% of the Shares outstanding. Pale Fire Capital, as the controlling person and sole shareholder of PFC SICAV, may be deemed to beneficially own the 6,716,966 Shares beneficially owned directly by PFC SICAV, which, together with the Shares it directly beneficially owns, constitutes an aggregate of 6,717,066 Shares, constituting approximately 21.9% of the Shares outstanding.

Mr. Senkypl, as a control person and Chairman of the board of Pale Fire Capital, may be deemed to beneficially own the 6,717,066 Shares beneficially owned in the aggregate by Pale Fire Capital and PFC SICAV, constituting approximately 21.9% of the Shares outstanding.

Mr. Barta, as a control person and Chairman of the supervisory board of Pale Fire Capital, may be deemed to beneficially own the 6,717,066 Shares beneficially owned in the aggregate by Pale Fire Capital and PFC SICAV, constituting approximately 21.9% of the Shares outstanding.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any securities of the Issuer he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

(c)       Other than in connection with the Option Award, as further explained in Item 6 below, no Reporting Person has entered into any transactions in securities of the Issuer during the past 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On March 30, 2023, the Reporting Persons and the Issuer entered into the Agreement as defined and described in Item 4 above and attached as Exhibit 99.1 hereto.

On March 30, 2023 (the “Grant Date”), the Issuer granted Mr. Senkypl 3,500,000 nonqualified stock options to purchase Shares at a per Share exercise price of $6.00 (the “Option Award”) under the Groupon, Inc. 2011 Incentive Plan, as amended (the "Plan"). In connection with Mr. Senkypl’s appointment, the Compensation Committee of the Board recommended and the Board approved an amendment to the Plan to allow for the vesting and exercise of the options prior to the first anniversary of the Grant Date, subject to a majority vote of the Issuer’s stockholders at the 2023 Annual Meeting (the “Plan Amendment”). The options will expire 3 years from the Grant Date, and will vest 1/2 on the date that is 1 year from the Grant Date and quarterly thereafter in four substantially equal installments, beginning on the date that is 1 year and 3 months from the Grant Date, or if the requisite approval of the Plan Amendment is received, will vest quarterly in eight substantially equal installments, beginning on the date that is 3 months from the Grant Date. Mr. Senkypl will not be permitted to sell, exchange, transfer, assign, pledge or otherwise dispose of any Shares issued upon exercise of the options until a date that is 1 year from the Grant Date. The vesting of options is subject to (i) Mr. Senkypl’s continued service as Interim or permanent Chief Executive Officer or (ii) Mr. Senkypl’s continued service as a member of the Board on the applicable vesting date, provided that his service as Interim or permanent Chief Executive Officer continues until (x) the appointment of his successor by a majority of the members of the Board unaffiliated with Pale Fire Capital and (y) Mr. Senkypl has agreed to provide reasonable assistance in the transition of such successor as a member of the Board through the applicable vesting date.

7

CUSIP No. 399473206

The foregoing description of the Option Award does not purport to be complete and is qualified in its entirety by reference to the Notice of Grant of Stock Option and Nonqualified Stock Option Agreement between the Issuer and Mr. Senkypl, which is attached as Exhibit 99.2 hereto and is incorporated herein by reference.

Also on March 30, 2023, Mr. Senkypl entered into a Severance Benefit Agreement with the Issuer (the “SBA”). Under the SBA, which was executed in connection with Mr. Senkypl’s appointment as Interim Chief Executive Officer, he will receive severance benefit amounts upon an involuntary termination of employment without Cause (as defined in the SBA) or a resignation for Good Reason (as defined in the SBA) equal to 12 months of salary, an amount equal to his performance bonus for the prior year (if any), the accelerated vesting of outstanding time-based equity awards that are scheduled to vest over the 12 month period following termination, and vesting of a pro-rata portion of his outstanding performance-based equity awards for the applicable performance period (subject to the Compensation Committee’s certification of the performance objectives following the end of the performance period). In the event that Mr. Senkypl’s employment is terminated in connection with a change in control of the Issuer, he will receive an amount equal to 12 months of salary, a pro rata amount of his target performance bonus, and the accelerated vesting of 100% of his outstanding equity awards, provided that a Change in Control (as defined in the SBA) shall be deemed not to include a transaction resulting in Pale Fire Capital, together with its affiliated entities and individuals, becoming the direct or indirect beneficial owner of more than fifty percent (50%) of the total combined voting power of the Issuer’s then-outstanding securities entitled to vote generally in the election of Board members, unless as a result of a transaction approved by the Board, including by a majority of members of the Board unaffiliated with Pale Fire Capital.

The foregoing description of the SBA does not purport to be complete and is qualified in its entirety by reference to the SBA, which is attached as Exhibit 99.3 hereto and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1	Agreement, dated March 30, 2023 (incorporated by reference to Ex. 10.5 to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on March 31, 2023).

99.2	Notice of Grant of Stock Option and Nonqualified Stock Option Agreement, dated March 30, 2023 (incorporated by reference to Ex. 10.2 to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on March 31, 2023).

99.3	Severance Benefit Agreement, dated March 30, 2023 (incorporated by reference to Ex. 10.4 to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on March 31, 2023).

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CUSIP No. 399473206

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 31, 2023

Pale Fire Capital SICAV a.s.

By:	/s/ Martin Trpak
	Name:	Martin Trpak
	Title:	Authorized Representative

Pale Fire Capital SE

By:	/s/ Dusan Senkypl
	Name:	Dusan Senkypl
	Title:	Chairman of the Board

/s/ Dusan Senkypl
Dusan Senkypl

/s/ Jan Barta
Jan Barta

9